

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 18, 2007

Jacqueline Flynn
Chief Financial Officer
GreenShift Corporation
One Penn Plaza, Suite 1612
New York, New York 10119

   Re: **GreenShift Corporation**
      Form 10-KSB for Fiscal Year Ended December 31, 2006
      File No. 0-28887

Dear Ms. Flynn:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

         Sincerely,

         John Cash
         Accounting Branch Chief